UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal ended December 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 033-36383

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

Financial statements as of December 31, 2014 and 2013 and for the year ended December 31, 2014. Supplemental schedules as of and for the year ended December 31, 2014 and Report of Independent Registered Public Accounting Firm.

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PICO HOLDINGS, INC.
7979 Ivanhoe Avenue, Suite 300
La Jolla, California 92037

PICO Holdings, Inc. Employees 401(k)
Retirement Plan and Trust

Table of Contents

Page

Report of Independent Registered Pubic Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedules:
Form 5500 — Schedule H, line 4i	10
Form 5500 — Schedule H, Line 4a	11

Note:
All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of and Participants in the
PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust
La Jolla, CA

We have audited the accompanying statements of net assets available for benefits of the PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the "Plan") as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2014 and delinquent contributions for the year ended December 31, 2014, have been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN MCCANN P.C.

San Diego, California
June 29, 2015

PICO Holdings, Inc. Employees 401(k)
Retirement Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets
Cash and cash equivalents	$17,595	$35,128

Participant-directed investments - at fair value:
Mutual funds	14,363,732	11,230,119
Common stock - PICO Holdings, Inc.	1,243,723	1,282,004
Stable value fund	1,696,436	1,587,723
Total participant-directed investments - at fair value	17,303,891	14,099,846

Employer contributions receivable	39,881	811,113

Net assets reflecting all investments - at fair value	17,361,367	14,946,087

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(16,197)	(9,011)
Net assets available for benefits	$17,345,170	$14,937,076

The accompanying notes are an integral part of these financial statements.

PICO Holdings, Inc. Employees 401(k)
Retirement Plan and Trust
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2014

2014
Additions
Contributions:
Participant contributions	$1,451,792
Rollover contributions	386,076
Employer contributions	751,822
Total contributions	2,589,690

Investment income:
Net depreciation in fair value of investments	(286,384)
Interest and dividends	711,892
Net investment income	425,508

Deductions
Benefits paid to participants	600,338
Plan expenses	6,766
Total deductions	607,104

Increase in net assets	2,408,094

Net assets available for benefits:
Beginning of year	14,937,076
End of year	$17,345,170

The accompanying notes are an integral part of these financial statements.

PICO Holdings, Inc. Employees 401(k)
Retirement Plan and Trust
Notes to Financial Statements

1. Description of Plan

The following description of the PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution 401(k) profit-sharing plan covering eligible employees as defined in the Plan Agreement of PICO Holdings, Inc. and subsidiaries (the “Company” and “Plan Sponsor”). The Plan was adopted to provide retirement benefits to employees of the Plan Sponsor. Effective January 1, 2014, the Plan was modified to be a multiple employer plan, as defined by Section 413(c) of the Internal Revenue Code, due to the initial public offering of a subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and has been designed to be qualified for tax-exempt status by the Internal Revenue Service (“IRS”).

Mid Atlantic Trust Company is the trustee of the plan (“Trustee”). The Trustee has the authority to administer and maintain the Plan assets at the direction of the Company or a participant. Mid Atlantic Trust Company is also the Plan custodian. The Plan record-keeper is Findley Davies.

Contributions - Each year, participants may contribute up to the maximum allowed by law of pretax annual compensation, as defined in the Plan, which was $17,500 for the year ended December 31, 2014. The Plan Sponsor matches up to 5% of the elective deferral of base compensation that a participant contributes to the Plan. The Plan Sponsor's matching contribution does not begin until the first day of the quarter after an employee completes one year of service. Additional amounts which represent profit sharing, as defined in the Plan, may be contributed at the option of the Plan Sponsor. For the year ended December 31, 2014, there was no additional discretionary contributions and there was $39,881 in employer match true-up recorded as a receivable to the plan.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, employer matching contributions, and allocations of (a) the Plan Sponsor's discretionary profit-sharing contributions and (b) Plan earnings, and debited for withdrawals as applicable.

Investments - Upon enrollment in the Plan, a participant may direct 100% of elective deferrals, employer matching contributions, and discretionary profit-sharing amounts. A participant chooses from a number of different mutual fund options, including a common collective trust fund. In addition, participants are able to invest in the stock of the Plan Sponsor.

Vesting - Participants are immediately vested in their contributions, the employer matching contributions, plus earnings thereon. Participants become partially vested in the discretionary profit-sharing employer contributions after two years of service and fully vested after six years of service.

Vesting in the Plan Sponsor's discretionary profit-sharing contribution portion of their accounts, plus actual earnings thereon, is based on years of service in accordance with the following schedule:

Years of Service	Percentage
Less than 2	—%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Participant Loans - Loans to participants are not permitted under the Plan.

Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest or annual installments. If the value of the participant's account is $1,000 or less, the trustee shall distribute the entire vested account to the participant. No such amounts were payable at December 31, 2014 and 2013.

Forfeited Accounts - At December 31, 2014 and 2013, forfeited non-vested accounts totaled $49,233 and $6,948, respectively. Forfeited balances of terminated participants' non-vested accounts are used to reduce plan expenses or employer contributions. There were no forfeited non-vested accounts used to reduce employer contributions or plan expenses for the year ended December 31, 2014.

2. Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and the changes in net assets during the reporting period and disclosure of contingent assets at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds and Plan Sponsor common stock are valued at quoted market prices.

Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust fund, the Morley Stable Value Fund (“Stable Value Fund”) which may invest in fixed-interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed-income securities. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

The statement of changes in net assets available for benefits is prepared using the contract value basis. The contract value of the Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of investment securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment income for such investments.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan Sponsor as provided in the plan document. All investment management and transaction fees directly related to the Plan investments are paid by the Plan.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no participants, who elected to withdraw from the Plan, but had not yet been paid at December 31, 2014 and 2013.

3. Fair Value Measurements

The FASB accounting guidance on fair value measurements and disclosures provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Plan's policy is to recognize significant transfers between levels at the end of the reporting period.

Asset Valuation Techniques

The Company's common stock is valued at the closing price reported on the active market on which the securities are traded on the last business day of the Plan year. The Company's common stock is categorized as Level 1.

Shares of registered investment companies are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and therefore are categorized as Level 1.

Investments in common collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common collective trust funds' underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Investments in common collective trust funds are categorized as Level 2.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis:

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
December 31, 2014	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Common stock (1)	$1,243,723			$1,243,723
Registered investment companies:
Domestic stock funds	8,498,766			8,498,766
Balanced funds	672,540			672,540
International stock funds	2,115,451			2,115,451
Fixed income funds	3,076,423			3,076,423
Money market funds	552			552
Total registered investment companies	14,363,732			14,363,732
Stable value fund		$1,696,436		1,696,436
Total	$15,607,455	$1,696,436		$17,303,891

(1) Represents a party-in-interest to the Plan.

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
December 31, 2013	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Common stock (1)	$1,282,004			$1,282,004
Registered investment companies:
Domestic stock funds	6,563,751			6,563,751
Balanced funds	423,691			423,691
International stock funds	1,924,296			1,924,296
Fixed income funds	2,311,205			2,311,205
Money market funds	7,176			7,176
Total registered investment companies	11,230,119			11,230,119
Stable value fund		$1,587,723		1,587,723
Total	$12,512,123	$1,587,723		$14,099,846

(1) Represents a party-in-interest to the Plan.

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2014 and 2013, there were no transfers between levels.

4. Federal Income Tax Status

The IRS has determined and informed the Company by a letter dated October 8, 2010, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”) and therefore, tax-exempt. The Plan has been amended since the latest determination letter. However, the Company and Plan Sponsor believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Plan management is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken uncertain position that more likely than not would not be sustained upon examination by the IRS. The tax positions taken by the Plan have been analyzed and, as of December 31, 2014, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability, asset, or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to federal income tax examinations for years prior to 2011.

5. Investments

The Plan's individual investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2014 and 2013, are as follows:

	2014	2013
PICO Holdings, Inc., common stock (1)	$1,243,723	$1,282,004
Morley Stable Value Fund — at contract value	$1,680,239	$1,578,712
Mutual funds:
Royce Premier Fund - Investment	$1,550,509	$1,508,198
Columbia Intermediate Bond Fund - Z	$1,588,503	$1,256,601
BlackRock Equity Dividend Fund - Institutional	$1,592,878	$1,143,797
Vanguard Growth Index Fund - Admiral	$1,556,715	$1,134,885
T. Rowe Price Health Sciences Fund	$994,927	*

(1) Represents a party-in-interest to the Plan
* Investment does not represent 5% or more of the net assets available for benefits

During the year ended December 31, 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2014
Common stock	$(282,482)
Mutual funds	(19,021)
Stable Value Fund	15,119
Net depreciation in fair value of investments	$(286,384)

6. Related Party Transactions

Plan investments include common stock of PICO Holdings, Inc., who is also the Plan Sponsor. Mid Atlantic Trust Company is the Trustee and Findley Davies is the record-keeper. The Plan Sponsor pays administrative expenses of the Plan.

7. Stable Value Fund

The Stable Value Fund (the “Fund”) is a collective investment trust under the trusteeship of Union Bond & Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund's net asset value, based upon the closing value per unit of the Fund, which is determined daily following the close of regular trading on the New York Stock Exchange. The Fund's net asset value was $24.52 and $24.28 at December 31, 2014 and 2013, respectively. Distribution to the Fund's unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid.

It is the policy of the Fund to use its best efforts to maintain a stable net asset value, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Redemption Restrictions of the Fund - The Fund has redemption restrictions for participant-directed transfers to competing investment options, permitted participant withdrawals and transfers, and Plan Sponsor-directed withdrawals or liquidations.

•	Participant-directed transfers to competing investments must be held in a non-competing investment option for a minimum of 90 days before a transfer to a competing option may occur.
•
Permitted participant withdrawals and transfers are typically processed daily. However, the Fund trustee may, at its discretion in the best interest of the Fund, delay such withdrawals for no more than 30 days.

•	Plan Sponsor-directed withdrawals or liquidation require a 12 month advance written notice.

8. Exempt Party-In-Interest Transactions

At December 31, 2014 and 2013, the Plan held 65,980 and 55,474 shares, respectively, of PICO Holdings, Inc. common stock, the Plan Sponsor, with a cost basis of $1,526,105 and $1,140,484, respectively. During the year ended December 31, 2014, the Plan recorded no dividend income from such shares.

9. Plan Termination

Although the Company has not expressed any intention to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

10. Subsequent Events

During the first quarter of 2015, the Company changed the trustee, the custodian, and the record-keeper for the plan to Fidelity Management Trust Company.

Supplemental Schedules

PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust
Employer ID Number: 94-2723335
Plan Number: 004

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	American Funds American Balanced Fund - R6	Mutual Fund	**	$672,540
	American Funds EuroPacific Growth Fund - R-6	Mutual Fund	**	757,314
	American Funds Intermediate Bond Fund of America - R-6	Mutual Fund	**	283,417
	BlackRock Equity Dividend Fund - Institutional	Mutual Fund	**	1,592,878
	Cohen & Steers Realty Shares Fund	Mutual Fund	**	663,264
	Columbia Intermediate Bond Fund - Z	Mutual Fund	**	1,588,503
	DFA Emerging Markets Value Portfolio - Institutional	Mutual Fund	**	436,914
	DFA US Targeted Value Portfolio - Institutional	Mutual Fund	**	415,317
	Fidelity Low-Priced Stock	Mutual Fund	**	822,424
	Franklin Gold and Precious Metals Fund - Advisor	Mutual Fund	**	74,487
	Invesco Energy Fund - R5	Mutual Fund	**	169,768
	Invesco STIT Liquid Assets Portfolio - Reserve	Mutual Fund	**	553
	Oakmark International Fund - I	Mutual Fund	**	385,830
	Oppenheimer Commodity Strategy Total Return Fund - Y	Mutual Fund	**	22,217
	Oppenheimer Developing Markets Fund - Y	Mutual Fund	**	271,823
	Royce Premier Fund - Investment	Mutual Fund	**	1,550,509
	T. Rowe Price Health Sciences Fund	Mutual Fund	**	994,927
	Templeton Frontier Markets Fund - Advisor	Mutual Fund	**	263,569
	Templeton Global Bond Fund - Advisor	Mutual Fund	**	448,745
	Vanguard 500 Index Fund - Investor	Mutual Fund	**	493,890
	Vanguard Inflation-Protected Securities Fund - Investor	Mutual Fund	**	552,785
	Vanguard Growth Index Fund - Admiral	Mutual Fund	**	1,556,715
	Vanguard Long-Term Treasury Fund - Investor	Mutual Fund	**	202,973
	Wintergreen Fund - Investor	Mutual Fund	**	142,370
	Common Collective Trust Funds
	Morley Stable Value Fund, at contract value	Common Collective Trust Fund	**	1,680,239

	Employer Securities
*	PICO Holdings, Inc. Common Stock	Company Stock	**	1,243,723

	Total Investments			$17,287,694

*	Represents a party-in-interest to the Plan.

**	Not applicable - participant-directed investment.

PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust
Employer ID Number: 94-2723335
Plan Number: 004

Form 5500, Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2014

	Total That Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Participant Contributions Transferred Late to the Plan	$31,866

Signature

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PICO Holdings, Inc. Employees
401(k) Retirement Plan and Trust

Date:	June 29, 2015	By: /s/ John T. Perri
John T. Perri
Vice President and Chief Accounting Officer
(Authorized Signatory)